Direct Owners/Executive Officers

Organization CRD Number: 2525   **Organization Name: DEUTSCHE BANK SECURITIES INC.**

Organization SEC Number: 8-17822   **Applicant Name: DEUTSCHE BANK SECURITIES INC.**

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Full Legal Name	Domestic, Foreign, Individual	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
CAMPION, PATRICK MARTIN	Individual	DIRECTOR	06/2018	Less than 5%	Y	N	4189183
GREEN, CHARLES ERWIN JR	Individual	DIRECTOR	06/2018	Less than 5%	Y	N	2939574
RINALDI, CHARLES J	Individual	CHIEF COMPLIANCE OFFICER	01/2020	Less than 5%	N	N	5832043
MASSARO, TIBERIO	Individual	DIRECTOR/CHIEF FINANCIAL OFFICER/FINOP	02/2015	Le than 5%	Y	N	1847137
STUCCHIO, ANTHONY	Individual	CHIEF OPERATIONS OFFICER	04/2009	Less than 5%	Y	N	2198592
DB U.S. FINANCIAL MARKETS HOLDING CORPORATION	Dome tic Entity	STOCKHOLDER	12/1987	75% or more	Y	N	13 3131103
MAXIMINO, MANUEL	Individual	DIRECTOR	12/2019	Less than 5%	Y	N	4830890
SANDERSON, MICHAEL SEAN	Individual	DIRECTOR	12/2019	Le than 5%	Y	N	5765142
DEMAR, ANDREA LOURO	Individual	CHIEF COMPLIANCE OFFICER FOR INVESTMENT ADVISER	11/2019	Less than 5%	N	N	xxx-xx-xxxx
REICH, STEVEN	Individual	GENERAL COUNSEL	06/2020	Less than 5%	N	N	6483435
STUCCHIO, ANTHONY	Individual	DIRECTOR	08/2016	Less than 5%	Y	N	2198592
DAVIES, JAMES EDWARD TERRIS	Individual	CHIEF EXECUTIVE OFFICER & PRESIDENT	06/2019	Le than 5%	Y	N	6122252